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                              March 11, 2021

       Virgil Enriquez
       Chief Executive Officer
       Drax, Industries Inc.
       3125 Scott Street
       Vista, CA 92081

                                                        Re: Drax, Industries
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253043

       Dear Mr. Enriquez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 12, 2021

       Cover Page

   1. We note your disclosure on the Cover Page and page 8 regarding a selling security holder. Because there
does not appear to be secondary offering, please revise to remove reference to a selling
security holder or advise.
   2. We note your disclosure that the funds will not be placed in an escrow account but instead that you "intend to
open a standard, non-interest bearing, bank account to be used only for the deposit of funds
received from the sale of the shares in this Offering." Please revise to clarify what procedures
are in place to ensure that funds will be promptly returned to investors and whether
management will have control over the account prior to the
                                                        minimum offering amount
being collected and any potential conflicts that this may pose.
 Virgil Enriquez
FirstName  LastNameVirgil Enriquez
Drax, Industries Inc.
Comapany
March      NameDrax, Industries Inc.
       11, 2021
March2 11, 2021 Page 2
Page
FirstName LastName
Risk Factors
If we do not obtain additional financing our business will fail..., page 10

3. You state that you do not have any arrangements for financing other than with the Chief
         Executive Officer, Virgil Enrique, and this offering. Please revise to discuss the recently discharged bankruptcy of Mr. Enriquez. As part of your disclosure, include a discussion of how the bankruptcy may impact the ability of the company to obtain additional financing.
Dilution, page 17

4. Please revise the Net tangible book value as of December 31, 2020 to a Deficit of
         ($4,353), which is the amount reflected on your Balance Sheet for Total Stockholders'
         Equity (Deficit) and revise the per share amounts accordingly. Description of Business, page 28

5. Please revise to discuss your corporate relationship with Cool Box. You state that your internet address is www.coolbox.ca but Cool Box appears to be a separate Canadian company. Discuss the material terms of your agreements with Cool Box, including any termination provisions. File the agreements as exhibits to the registration statement.
Interests of Management and Others in Certain Transactions, page 37

6. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K. In that regard, we note your disclosure that "Drax, Industries Inc. has a one-year lease agreement for office space with Drax." Revise to clarify the relationship between Drax, Drax,
         Industries Inc., Optec, International, Inc., and Virgil Enriquez.
General

7. You appear to be a shell company as defined in Rule 405 given that you have no operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

         We remind you that the company and its management are responsible for the accuracy
 Virgil Enriquez
Drax, Industries Inc.
March 11, 2021
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameVirgil Enriquez
                                                           Division of
Corporation Finance
Comapany NameDrax, Industries Inc.
                                                           Office of Technology
March 11, 2021 Page 3
cc:       Mina Tran, Esq.
FirstName LastName